At a special meeting of shareholders held on April 24, 2013, the shareholders of the Large Cap Value Institutional Fund voted on whether to approve a Plan of Liquidation. A description of the number of shares voted is as follows

Shares For               Shares Against              Shares Abstained
256,624                         0                           0